EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We have issued our report dated March 19, 2008 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, and Financial Accounting Standards Board (FASB) Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments or Shares that are Redeemable), accompanying the financial statements included in the Annual Report of Rubicon Technology, Inc. on Form 10-K for the year ended December 31, 2007. We hereby consent to the incorporation by reference of said report in the Registration Statement of Rubicon Technology, Inc. on Form S-8 (File No. 333-147552, effective November 20, 2007).

/s/ GRANT THORNTON LLP

GRANT THORNTON LLP

Madison, Wisconsin

March 19, 2008